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                                                                    EXHIBIT 23.4
                            INDEMNIFICATION AGREEMENT

      THIS INDEMNIFICATION AGREEMENT (the "Agreement") is made as of the 1st day of September 2004 by and between Infiniti Solutions Ltd ("Client") and Gartner, Incorporated.

      Gartner Incorporated (Gartner) hereby consents to the use by Client of certain Gartner material in Client's Registration Statement ("Offering Memorandum"), as set forth on the attached Exhibit A, subject to the following terms and conditions.

      In the Offering Memorandum, it shall be stated that the Gartner information contained therein represents Gartner's estimates and no representation shall be made that Gartner's information represents facts. Furthermore, Client agrees to indemnify and hold harmless Gartner, its officers, employees and agents, from and against any and all claims, suits, actions, causes of action, and all liabilities, judgments, losses, costs, damages and expenses in connection therewith (including, but not limited to, all costs and expenses of investigation and all fees and expenses of counsel), arising, directly or indirectly, out of any breach of the foregoing, any damages to Gartner related to the Gartner information provided in the Offering Memorandum, any untrue statement or alleged untrue statement of a material fact contained in the Offering Memorandum or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or any violations by Client of any rule or regulation promulgated under the Securities Act of 1933, as amended (or similar statute), as the same may be in effect from time to time relating to any action or inaction required of Client in connection with the Offering Memorandum.

      With respect to any indemnity sought against Client hereunder, Gartner shall promptly notify Client of the claim in writing, and Client, upon the request of Gartner, shall assume the defense thereof on behalf of Gartner including the employment of counsel and payment of expenses. Gartner also shall have the right to participate in such defense and to employ its own counsel, but the fees and expenses of such counsel shall be at the expense of Gartner unless
(i) Client and Gartner shall mutually agree to the employment of such counsel, or (ii) the named parties in any such action (including any impleaded parties) include both Gartner and Client and Gartner shall have been advised by such counsel that there may be one or more legal defenses available to Gartner which are different from or additional to those available to Client (it being understood, however, that Client shall not, in connection with any one such claim or separate but substantially similar or related claims in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys for Gartner, which firms shall be designated in writing).

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      Client shall not be liable for any settlement of any claim to which indemnification applies which is effected without its written consent (which consent shall not be unreasonably withheld or delayed).

      Gartner shall cooperate with reasonable requests of Client in the defense and disposition of any claim for which indemnification applies.

      Client shall not in any such defense, except with Gartner's written consent, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff of a release of Gartner from all liability.

(CLIENT)                                        Gartner Incorporated
By: /s/ Kong Kah Chin                      By: /s/ Gartner, Inc. Representative
    -----------------------                    ---------------------------------
Its: Chief Financial Officer               Its: Gartner, Inc. Representative
Date: 1 September 2004                     Date: 1 September 2004

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                                    EXHIBIT A

SOURCE #1
SEMICONDUCTOR FORECAST: 2Q04 UPDATE DATED 18 AUG 04
SEMCWW

QUOTE #1
REFERENCE: PG.3, TABLE 1

Semiconductors are essential components in a broad range of communications, computing and other electronic products. "According to Gartner Dataquest, an independent market research firm, worldwide semiconductor sales totaled $177.5 billion in 2003 and are expected to grow to $305.0 billion in 2008, representing a compound annual growth rate of 11.4%." Many electronic products require increasingly complex semiconductors that are smaller and higher-performing, integrate motre features and functions, and are less expensive to produce than previous generations of semiconductors. These requirements drive certain trends in semiconductor packaging and testing.

SOURCE #2
SEMICONDUCTOR ASSEMBLY AND TEST SERVICES FORECAST: 2003-2008 DATED 9 APR 04 SEMC-WW-EX-0338
TRANSACTION ID#: 1322111

QUOTE #2
REFERENCE: PG.4, TABLE 2-3

We also focus on CSP because it is a technology that meets our customers' increasing demands for miniaturization, functionality and performance. "According to that same research firm, the market for CSP is expected to grow from 2.4 billion units in 2003 to 15.5 billion units in 2008, representing a compound annual growth rate of 45.0%."

QUOTE #3
REFERENCE: PG.12, TABLE 3-1

We believe the trends toward disaggregation of the semiconductor industry and outsourcing of semiconductor manufacturing services will continue for many reasons, including the specialized technical expertise and significant capital expenditiure required in the manufacturing process, the opportunity to optimize production capacity requirements by relying partially on outsourcing in response to the cyclical nature of the semiconductor industry, the desire to focus on core competencies in semiconductor design and marketing, and time to market considerations. "Gartner Dataquest forecasts that the total worldwide semiconductor packaging and test market will grow from $29.6 billion in 2003 to $50.3 billion in 2008, representing a compound annual growth rate of 11.2%. Gartner Dataquest also forecasts that the outsourced semiconductor assembly and test services market will grow from $10.2 billion in 2003 to $24.8 billion in 2008, representing a compound annual growth rate of 19.4%, and, based on these estimates, forecasts that the percentage of semiconductor assembly and test services provided by outsource firms will increase from 34.5% of the total market in 2003 to 49.4% in 2008."

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SOURCE #3
WORLDWIDE IC PACKAGE FORECAST UPDATES DATED 20 NOV 03

QUOTE #4
REFERENCE: TABLE 2.1

We are the primary or sole source supplier of assembly services for certain MCP products for a number of our customers. " According to Gartner Dataquest, the market for MCP is expected to grow from 3.1 billion units in 2002 to 9.9 billion units in 2007, representing a compound annual growth rate of 26.2%."